Mail Stop 4561   May 29, 2008

Ronald D. Paul
President and Chief Executive Officer
Eagle Bancorp, Inc.
7815 Woodmont Avenue
Bethesda, MD 20814

      Re: Eagle Bancorp, Inc.
              Registration Statement on Form S-4
              Filed May 8, 2008
              File No. 333-150763
              Form 10-K for the year ended December 31, 2007
              Filed March 14, 2008
              File No. 000-25923

Dear Mr. Paul:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1.   Please note the updating requirements of Rule 3-12 of Regulation S-X. Refer to Item 17(b)(8) of the general instructions to Form S-4 as it applies to your acquiree.

2.   We remind you to include updated consents from the independent public accountants in the pre-effective amendment.

3.   Please revise throughout the document to update the exchange ratio using more current information.

4.   The risk factor discussion must immediately follow the summary section. Please revise. Refer to Item 503(c) of Regulation S-K.

5.   In parts of the document, you qualify certain summaries of agreements or opinions in their entirety by referencing the specific agreements or opinions. It is inappropriate to disclaim responsibility to provide an accurate summary. Please remove the qualifying language.

Joint Proxy Statement/Prospectus cover page

6.   Revise the second paragraph to simplify and clarify as follows:

- Indicate the initial exchange ratio on the merger signing date,

- Indicate it is subject to adjustment based on certain factors and provide a cross-reference with page number to where those factors are disclosed;

- Indicate the exchange ratio as of the most recent practicable date;

- Indicate the approximate number of shares and approximate percentage of outstanding shares of eagle common stock this represents at both the initial exchange ratio and the most recent practicable date; and,

- Retain the last four sentences but also disclose how the converted options prices will be determined.

Questions and Answers about the Meetings and the Merger

Q: What shareholder vote is necessary?, page 2

7.   Please confirm that the percentages of outstanding shares of directors and executive officers of the respective companies agreeing to vote their shares for approval of the merger agreement and merger include affiliates, if any. Refer to Item 3(h) of Form S-4.

Q: Am I entitled to dissenters' rights or similar rights?, page 4

8. Revise to add a cross-reference to the "Dissenters' Rights" section of the Summary.

Summary, page 6

9. Please confirm that Fidelity did not provide financial projections to Eagle.

10. Please revise the preamble to state that it highlights the "material" information, not "selected," from the document.

11. Revise the financial information on page 6 and throughout the filing to be as current as the financial statements included.

Fidelity's Reasons for the Merger, page 9

12. Revise here and under the same caption in the section "Merger" to separate and label the positive and negative factors.

Fidelity's Officers and Directors …, page 11

13. Revise to disclose if any options are held, whether exercisable or not, and their treatment, including any exercise price adjustments.

Comparative Stock Prices and Dividends, page 20

14. Please provide the information called for by Item 201(b)(2) of Regulation S-K.

Risk Factors, page 21

15. The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company's inability to offer assurances as to certain aspects of the offering. Instead of stating the company's inability to make assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

Material United States Federal Income Tax Consequences, page 35

16. Please revise to make clear that the discussion is based on an opinion that has been filed.

Fidelity's Reasons for the Merger …, page 41

17.   Please describe, in reasonable detail, other transactions explored and considered by the Fidelity board, and explain why the board rejected each of them in favor of the proposed transaction.

Eagle's Background and Reasons for the Merger, page 42

18.   Please revise to separately disclose the positive factors and negative factors considered by the Board.

Opinion of Fidelity's Financial Advisor, page 43

19.   Please supplementally provide the staff with a copy of the Milestone Advisors board book for the transaction.

20.   Disclose the amount of compensation Milestone Advisors has received from Fidelity during the two previous years. See Item 4(b) of Form S-4.

21.   The layout of the tables on page 48 is confusing. Please revise so that investors can more easily interpret the data that is being presented.

Opinion of Eagle's Financial Advisor, page 49

22.   Please supplementally provide the staff with a copy of the Sandler O'Neill board book.

23.   Please disclose the amount of compensation Sandler O'Neill has received from Eagle during the two previous years. See Item 4(b) of Form S-4.

24.   It appears that Fidelity disclosed certain financial projections to Sandler O'Neill. Please revise your description of the opinion to disclose the financial projections provided.

25.   Please identify the specific transactions upon which Sandler O'Neill relied in conducting its analysis of selected merger transactions.

Unaudited Pro Forma Combined Financial Information, page 73

26.   Please update your pro forma financial information, including all applicable assumptions, as of your interim period ending March 31, 2008. Refer to Rule 11-02(c) of Regulation S-X.

27.   We note that you use an exchange ratio of 0.7055 in your pro forma calculations, which is the exchange ratio in effect as of December 31, 2007. We also note that the maximum exchange ratio is 0.9202 per the merger agreement. Please revise to include pro forma financial information assuming the maximum exchange ratio scenario. Refer to Rule 11-02(b)(8) of Regulation S-X.

28.   Please revise the footnotes to the pro forma financial information to identify and quantify any material non-recurring charges related to the acquisitions and to identify the period(s) in which they are expected to be incurred.

29.   We note that your pro forma combined dividends declared per share amount does not agree to your pro forma combined cash dividends per share amount on page 19. Please revise to clarify the reason for the discrepancy.

Information about Fidelity

Asset Quality, page 86

30.   Please describe the quality of the F&T Mortgage loans held by Fidelity as of December 31, 2007.

Legal Proceedings, page 99

31.   Please advise the staff as to why you believe you do not need to describe the legal proceedings pending against F&T Mortgage.

Management's Discussion and Analysis

General

32.   Please disclose the extent to which Fidelity's loan portfolio consists of subprime or Alt-A loans.

Allowance for Loan Losses, page 116

33.   Please revise your disclosure to provide a brief description of the specific factors that management considered in determining the amount of the additions to the allowance charged to operating expense. Refer to Instruction (2) to Item IV of Industry Guide 3. We note your disclosure of factors generally considered on page F-10.

Consolidated Financial Statements for Fidelity & Trust Financial Corporation

Financial Statements – General

34.   Please revise to present condensed financial information for the bank holding
        company only in the notes to the financial statements. Refer to Rule 9-06 of
        Regulation S-X.

Note 3, Securities Available-for-Sale, page F-13

35.   Please tell us how your gross unrealized gains and losses in Note 3 reconcile to
        accumulated other comprehensive income (loss) for each period presented.

36.   Please revise to disclose information required by paragraph 17 of FASB Staff
        Position Nos. FAS 115-1 and 124-1 related to your available-for-sale securities
        for each period for which a consolidated balance sheet is presented.

Note 21, Discontinued Operations, page F-25

37.   Please address the following comments related to your discontinued operations:

        a. In order to promote transparency within your financial statements, please
            revise to disclose specifically which assets were sold in the F&T Mortgage
            sale in August 2007 and which assets were sold to other third-parties
            subsequent to the F&T Mortgage sale.

        b. Further, please revise to separately disclose the amounts of gain or loss from
            discontinued operations realized on the sale of certain assets of F&T
            Mortgage and the sales of mortgage loans held for sale.

        c. Clarify in your disclosures how you determined the sale of certain assets of
            F&T Mortgage qualified as discontinued operations under SFAS 144. Please
            reference all accounting guidance used in your analysis.

        d. Clarify in your disclosures how you determined that gains and losses on the
            sale of mortgage loans held for sale qualified for discontinued operations
            under SFAS 144 given the fact that F&T Bank still originates mortgage loans
            in the ordinary course of business. Please reference all accounting guidance
            used in your analysis.

        e. Please revise Note 1 to disclose your accounting policy related to cash flows
            from the sale of mortgage loans held for sale.

Exhibits

Exhibit 8

38.   You may limit reliance on your opinion with regard to scope, but not person.
        Please revise.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis …, page 4

39.   The MD&A section should not simply be a recitation of financial statements in
        narrative form. However, some of your MD&A disclosure merely restates what is
        already disclosed in the financial statements without providing an explanation that
        would allow investors to ascertain the likelihood that past performance is
        indicative of future performance. For example, with respect to loan growth, you
        do not provide any explanation for the $90.9 million increase in loans experienced
        in 2007. Similarly, you do not discuss why you experienced a decline in the
        investment portfolio in 2007. In future filings, please enhance the quality of your
        MD&A discussion by briefly explaining how and/or why management believes
        the financial results were achieved so that investors can make better use of the
        information. Refer to Release No. 34-48960.

Financial Statements

Note 3, Investment Securities Available-for-Sale, page 46

40.   Please revise to disclose information required by paragraph 17 of FASB Staff
        Position Nos. FAS 115-1 and 124-1 related to your available-for-sale securities
        for each period for which a consolidated balance sheet is presented.

Business, beginning on page 65

41.   We note that you make higher risk loans that "entail higher risks than loans made
        following normal underwriting practices" through your subsidiary, Eagle
        Commercial Ventures, LLC (ECV). Further, we note from your disclosure on
        page 67 that the composition of your loan portfolio is "heavily commercial real
        estate," and at December 31, 2007 "real estate commercial, real estate residential
        and real estate construction combined represented 70% of your loan portfolio."
        We also note from your disclosure on page 66 that you have developed a loan
        portfolio where "the cash flow of the borrower/borrower's business is the
        principal source of debt service with a secondary emphasis on collateral," and that
        a substantial portion are variable rate loans. Please tell us, and consider revising

to disclose, the following with respect to loans offered both in the normal course of business and higher risk loans offered through your subsidiary:

a. Describe the significant terms of each type of commercial real estate and construction loan product offered, including underwriting standards used for each product, maximum loan-to-value ratios and how credit management monitors and analyzes key features, such as loan-to-value ratios and collateral values, and changes from period to period;

b. Explain how often you obtain updated appraisals;

c. Describe risk mitigation transactions used to reduce credit risk exposure, such as insurance arrangements, credit default agreements or credit derivatives, and disclose the impact that such mitigation strategies have had on your financial statements;

d. Disclose the degree to which you perform portfolio-level stress tests or sensitivity analysis to quantify the impact of changing economic conditions on asset quality, earnings and capital; and

e. Disclose trends related to commercial real estate and construction loans that may result in higher credit risk that are reasonably likely to have a material favorable or unfavorable impact on net interest income after the provision for loan loss.

42.   Please revise to provide an expanded discussion of the specific operations of ECV. Discuss how this subsidiary generates revenues, clarifying the basis for the presentation in the income statement. Noting the significance of the revenues recognized in 2007, consider the need to specifically disclose your revenue recognition policy for these operations in the footnotes to the financial statements.

Risk Factors, page 69

43.   The preamble states that you disclose some, but not all, of the risks associated with an investment in your company. In future filings, please delete this language. You must disclose all risks that you believe are material.

44.   The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company's inability to offer assurances as to certain aspects of the company's business. In future filings, instead of stating the company's inability to make assurances, please simply state the material risks posed by the uncertainties addressed.

Management Report on Internal Control over Financial Reporting, page 83

45.   Management's report on internal control over financial reporting must assess the
        effectiveness over financial reporting as of the company's most recent fiscal year.
        Please revise under cover of an amendment to the Form 10-K to reference the
        correct year-end date.

Exhibits

Exhibits 31.1, 31.2, 31.3, and 31.4

46.   The language of certifications required by Rules 13a-14(a) and 15d-14(a) should
        not be changed from that set forth in Item 601(b)(31) of Regulation S-K except as
        noted in applicable staff interpretations. Your certifications include inappropriate
        modifications. In future filings, please ensure that your certifications are in the
        exact form as in the applicable disclosure standard.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Senior Executive Incentive Bonus Plan, page 13 of DEF 14A

47.   This section discloses that certain performance targets were used to establish
        annual bonus compensation. Please disclose the specific targets for those goals
        that can be quantified so that an investor can understand the level of difficulty
        required to reach various compensation levels and can appreciate the relationship
        between expected performance and actual performance. If you believe that
        disclosure of these goals is not required because disclosure would result in
        competitive harm such that the information could be excluded under Instruction 4
        to Item 402(b) of Regulation S-K, please provide a detailed explanation
        supporting your conclusion. Furthermore, to the extent that you believe that the
        competitive harm caused by disclosure of any particular performance target would
        be different than another, please discuss those targets separately in your analysis.
        Please refer also to Question 3.04 of Item 402 of Regulation S-K Interpretations
        available on our website at www.sec.gov.

Employment Agreements, page 16

48.   Revise this section to discuss how the Company determined that the size of the
        post termination and change-in-control payments were appropriate. Please refer
        to Item 402(j) and 402(b) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

  You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Paul Cline, Staff Accountant, at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any other questions.

        Sincerely,

        Michael Clampitt
        Staff Attorney

cc: By fax (301) 229-2443
   Noel M. Gruber, Esquire
   Kennedy & Baris, LLP